SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

InfoLogix, Inc.

_______________________________

(Name of Issuer)

Common Stock, par value $0.00001 per share

_______________________________

(Title of Class of Securities)

45668X 10 5

_______________________________

(CUSIP Number)

December 31, 2008

_______________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO. 45668X 10 5	13G	Page 2 of 5

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IL Venture Capital, LLC; EIN:57-1142312
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(see instructions)		(b) ☐
N/A
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,033,333
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,033,333
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,333
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐
N/A
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45668X 10 5	13G	Page 3 of 5

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(see instructions)		(b) ☐
N/A
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,033,333
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,033,333
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,333
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐
N/A
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_____________________________

1 All of the shares are owned by IL Venture Capital, LLC.  Ira M. Lubert is the sole managing member of IL Venture Capital, LLC.

CUSIP NO. 45668X 10 5	13G	Page 4 of 5

Item 1(a).	Name of Issuer:

InfoLogix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2(a).	Name of Person Filing:

IL Venture Capital, LLC

Ira M. Lubert

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2929 Arch Street, 16th Floor
Philadelphia, PA 19104

Item 2(c).	Citizenship:

IL Venture Capital LLC (Delaware, USA)

Ira M. Lubert (United States)

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

45668X 10 5

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

a.	Amount Beneficially Owned: 2,033,333 shares

All of the shares are owned by IL Venture Capital, LLC. Ira M. Lubert is the sole managing member of IL Venture Capital LLC.

b.	Percent of Class: 8.0%

CUSIP NO. 45668X 10 5	13G	Page 5 of 5

c.	Number of Shares as to Which Such Person Has:

i.	Sole Voting Power to Vote or to Direct the Vote: 2,033,333

ii.	Shared Power to Vote or to Direct the Vote: 0

iii.	Sole Power to Dispose or to Direct the Disposition of: 2,033,333

iv.	Shared Power to Dispose or to Direct the Disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

IL Venture Capital, LLC

By:	/s/ Ira M. Lubert
Name: Ira M. Lubert
Title: Managing Member

/s/ Ira M. Lubert
Ira M. Lubert